January 16, 2026

Kim McManus

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investments Exchange Traded Funds (the “Registrant”) File Nos. 333-283326 and 811-24027 (filed on November 7, 2025)

Dear Ms. McManus:

This letter responds to comments you provided to me in a telephonic discussion regarding Post-Effective Amendment No. 3 to the Registration Statement (the “Registration Statement”) on Form N-1A for Russell Investments Exchange Traded Funds (the “Trust”) filed under the Securities Act of 1933 and the Investment Company Act of 1940, as amended, on behalf of the Russell Investments U.S. Small Cap Equity ETF, Russell Investments International Developed Equity ETF, Russell Investments Global Equity ETF, Russell Investments Emerging Markets Equity ETF and Russell Investments Global Infrastructure ETF (each a “Fund” and together the “Funds”). Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Registrant Statement unless otherwise indicated.

Russell Investments Global Infrastructure ETF

1.	Comment:

In the “Principal Investment Strategies of the Fund” subsection of the Fund’s “Summary—Investments, Risks and Performance” section of the Prospectus, please supplementally explain what companies fall within the “Multi-Sector Holdings” category of the Global Industry Classification Standard (“GICS”) sub-industries.

Response:

The Registrant confirms that companies that fall within the GICs “Multi-Sector Holdings” category will not be considered to be engaged in the infrastructure business for purposes of the Fund’s 80% investment policy. Accordingly, the Registrant has revised the disclosure as follows to remove the category:

“A company is considered to be engaged in the infrastructure business if it is included in one of the following Global Industry Classification Standard (“GICS”) sub-

industries: Airport Services, Cable & Satellite, Construction & Engineering, Data Center REITs, Electric Utilities, Environmental & Facilities Services, Gas Utilities, Health Care REITs, Highways & Railtracks, Independent Power Producers & Energy Traders, Industrial Conglomerates, Industrial REITs, Integrated Telecommunication Services, Internet Services & Infrastructure, Marine Ports & Services, ~~Multi-Sector Holdings,~~ Multi-Utilities, Oil & Gas Exploration & Production, Oil & Gas Storage & Transportation, Rail Transportation, Real Estate Development, Renewable Electricity, Telecom Tower REITs or Water Utilities.”

If you have any questions or comments concerning the foregoing, please contact me at (617) 728-7133 or Stephanie Capistron at (617) 728-7127.

Sincerely,

/s/ Jennifer O’Brien
Jennifer O’Brien

cc:	Mary Beth Albaneze, Russell Investments
Jessica Gates, Russell Investments
Stephanie Capistron, Dechert LLP
John V. O’Hanlon, Dechert LLP

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